SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Popular, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

733174700
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 733174700	SCHEDULE 13G/A	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Valinor Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,152,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,152,590
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,152,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.88%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 733174700	SCHEDULE 13G/A	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Gallo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,152,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,152,590
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,152,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.88%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 733174700	SCHEDULE 13G/A	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Valinor Capital Partners Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,785,984
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,785,984
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,785,984
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.61%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 733174700	SCHEDULE 13G/A	Page 5 of 10 Pages

Item 1.	(a) Name of Issuer

Popular, Inc.

(b) Address of Issuer’s Principal Executive Offices

209 Munoz Rivera Avenue

Hato Rey, Puerto Rico 00918

Item 2.	(a) Name of Person Filing

Valinor Management, LLC

David Gallo

Valinor Capital Partners Offshore Master Fund, L.P.

(b) Address of Principal Business Office, or, if none, Residence

Valinor Management, LLC

David Gallo

510 Madison Avenue, 25th Floor

New York, NY 10022

Valinor Capital Partners Offshore Master Fund, L.P.

c/o Morgan Stanley Fund Services (Cayman) Ltd.

Cricket Square

Hutchins Drive, 2nd Floor, Boundary Hall

P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

(c) Citizenship

Valinor Management, LLC: Delaware

David Gallo: United States of America

Valinor Capital Partners Offshore Master Fund, L.P.: Cayman Islands

(d) Title of Class of Securities

Common Stock, $0.01 par value

(e) CUSIP No.:

733174700

CUSIP No. 733174700	SCHEDULE 13G/A	Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 733174700	SCHEDULE 13G/A	Page 7 of 10 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A. Valinor Management, LLC:

(a) Amount beneficially owned: 9,152,590

(b) Percent of class: 8.88%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 9,152,590

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 9,152,590

B. David Gallo:

(a) Amount beneficially owned: 9,152,590

(b) Percent of class: 8.88%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 9,152,590

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 9,152,590

C. Valinor Capital Partners Offshore Master Fund, L.P.:

(a) Amount beneficially owned: 5,785,984

(b) Percent of class: 5.61%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,785,984

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,785,984

CUSIP No. 733174700	SCHEDULE 13G/A	Page 8 of 10 Pages

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 733174700	SCHEDULE 13G/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

Valinor Management, LLC*

By:	David Angstreich
	Name:	David Angstreich
	Title:	Chief Financial Officer

By:	David Gallo*
	Name:	David Gallo

Valinor Capital Partners Offshore Master Fund, L.P.

By:	David Gallo
	Name:	David Gallo
	Title:	Director

 *The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interests therein.

CUSIP No. 733174700	SCHEDULE 13G/A	Page 10 of 10 Pages

EXHIBIT A

 AGREEMENT

The undersigned agree that this Schedule 13G/A dated February 13, 2013 relating to the Common Stock of Popular, Inc. shall be filed on behalf of the undersigned.

Valinor Management, LLC

By:	David Angstreich
	Name:	David Angstreich
	Title:	Chief Financial Officer

By:	David Gallo
	Name:	David Gallo

Valinor Capital Partners Offshore Master Fund, L.P.

By:	David Gallo
	Name:	David Gallo
	Title:	Director